Exhibit 99.1

Sapiens Reports Second Quarter 2019 Financial Results

Holon, Israel, August 5, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), today announced its financial results for the second quarter ended June 30, 2019.

Summary Results for Second Quarter 2019 (USD in millions, except per share data)

	GAAP				Non-GAAP
	June 30, 2019	June 30, 2018	% Change		June 30, 2019	June 30, 2018	% Change
Revenue	$79.5	$72.2	10.2%		$79.5	$72.5	9.6%
Gross Profit	$31.5	$26.9	17.1%		$34.8	$30.4	14.3%
Gross Margin	39.6%	37.2%	240	bps	43.8%	42.0%	180	bps
Operating Income	$9.5	$4.9	91.8%		$12.6	$9.6	31.4%
Operating Margin	11.9%	6.8%	510	bps	15.8%	13.2%	260	bps
Net income (*)	$6.8	$2.0	239.6%		$9.5	$6.4	49.5%
Diluted EPS	$0.14	$0.04	236%		$0.19	$0.13	45.4%

(*) Attributable to Sapiens’ shareholders

“Sapiens priorities for 2019 are growth and margin expansion. In the second quarter we delivered on both of these goals. Top line non-GAAP revenue increased 9.6% and non-GAAP operating margin improved 260 basis points. Growth and profitability in the quarter tie directly to executing on our key objectives to win new customers, cross sell to existing customers, leverage our offshore capabilities, and scale revenue over our efficient cost structure. Our improving margins support our build-out of sales and customer support teams and our investment in our offshore capabilities, particularly in India. As we head into the second half of the year, our sustained performance gives us confidence that our strategy is working, and we are dedicated to further improving shareholder value through long-term, sustainable growth.” said Roni Al-Dor, president and CEO, Sapiens.

“Looking out to the remainder of 2019, I’m encouraged by our pipeline of business and anticipate annual growth of over 10%. We are forecasting non-GAAP revenue in a range of $318 - $323 million, however we now expect revenues to be on the higher end of this range” concluded Roni Al-Dor. “The increase in revenue and the leverage from improved economies of scale allows us to increase the guidance for non-GAAP operating margin in a range of 15.6% - 15.8%, compared to our previous guidance of 15.2% - 15.6%”

Quarterly Results Conference Call

Management will host a conference call and webcast on August 5, 2019 at 9:30 a.m. Eastern Time (4:30 p.m. in Israel) to review and discuss Sapiens’ results.

Please call the following numbers (at least 10 minutes before the scheduled time) to participate:

North America (toll-free): + 1-888-668-9141; International: +972-3- 9180610; UK: 0-800-917-5108

The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations/

If you are unable to join live, a replay of the call will be accessible until August 13, 2019, as follows:

North America: 1-877-456-0009; International: +972-3-925-5921

A recorded version of the webcast will also be available via the Sapiens website, for three months at the same location.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, restructuring and cost reduction costs, tax adjustments related to non-GAAP adjustments, and acquisition-related costs, which pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Adjusted EBITDA as net profit, adjusted for valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalized of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, and reconciles Non-GAAP Operating Income to Adjusted EBITDA, adjusted for amortization and capitalization of capitalized software and amortization other intangible assets, stock-based compensation and acquisition-related costs, and valuation adjustment on acquired deferred revenues. The Company uses Adjusted EBITDA, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business.

The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow while reducing the amounts for capitalization of software development costs and capital expenditures, and adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, and were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Forward Looking Statement

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2018, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investors and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

U.S. Mobile: +1 201-250-9414

Mobile: +972 54-9099039

Email: yaffa.cohen-ifrah@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	79,529	72,164	156,316	143,159
Cost of revenue	48,075	45,305	95,055	89,272

Gross profit	31,454	26,859	61,261	53,887

Operating expenses:
Research and development, net	8,923	8,633	17,700	17,780
Selling, marketing, general and administrative	13,077	13,298	26,030	26,482
Total operating expenses	22,000	21,931	43,730	44,262

Operating income	9,454	4,928	17,531	9,625

Financial expense, net	434	1,316	1,488	2,154
Taxes and other expenses, net	2,154	1,483	4,001	2,514

Net income	6,866	2,129	12,042	4,957

Attributable to non-controlling interest	26	115	47	107

Net income attributable to Sapiens' shareholders	6,840	2,014	11,995	4,850

Basic earnings per share	0.14	0.04	0.24	0.10

Diluted earnings per share	0.14	0.04	0.24	0.10

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,002	49,785	49,994	49,779

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,530	49,998	50,430	50,033

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED NON-GAAP STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	79,529	72,542	156,316	143,627
Cost of revenue	44,735	42,105	88,418	82,906

Gross profit	34,794	30,437	67,898	60,721

Operating expenses:
Research and development, net	10,493	9,926	20,662	20,250
Selling, marketing, general and administrative	11,720	10,936	22,905	22,033
Total operating expenses	22,213	20,862	43,567	42,283

Operating income	12,581	9,575	24,331	18,438

Financial expense, net	434	1,316	1,488	2,154
Taxes and other expenses	2,580	1,762	4,865	3,488

Net income	9,567	6,497	17,978	12,796

Attributable to non-controlling interest	26	115	47	107

Net income attributable to Sapiens' shareholders	9,541	6,382	17,931	12,689

Basic earnings per share	0.19	0.13	0.36	0.25

Diluted earnings per share	0.19	0.13	0.36	0.25

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	50,002	49,785	49,994	49,779

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	50,530	49,998	50,430	50,033

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	79,529	72,164	156,316	143,159
Valuation adjustment on acquired deferred revenue	-	378	-	468
Non-GAAP revenue	79,529	72,542	156,316	143,627

GAAP gross profit	31,454	26,859	61,261	53,887
Valuation adjustment on acquired deferred revenue	-	378	-	468
Amortization of capitalized software	1,390	1,152	2,731	2,407
Amortization of other intangible assets	1,950	2,048	3,906	3,959
Non-GAAP gross profit	34,794	30,437	67,898	60,721

GAAP operating income	9,454	4,928	17,531	9,625
Gross profit adjustments	3,340	3,578	6,637	6,834
Capitalization of software development	(1,570)	(1,293)	(2,962)	(2,470)
Amortization of other intangible assets	540	706	1,075	1,628
Stock-based compensation	288	499	741	1,086
Acquisition-related costs *)	529	1,157	1,309	1,735
Non-GAAP operating income	12,581	9,575	24,331	18,438

GAAP net income attributable to Sapiens' shareholders	6,840	2,014	11,995	4,850
Operating income adjustments	3,127	4,647	6,800	8,813
Tax and other	(426)	(279)	(864)	(974)
Non-GAAP net income attributable to Sapiens' shareholders	9,541	6,382	17,931	12,689

(*) Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018

Revenues	79,529	76,787	73,433	73,237	72,542
Gross profit	34,794	33,104	31,320	30,903	30,437
Operating income	12,581	11,750	10,849	10,273	9,575
Net income to Sapiens' shareholders	9,541	8,390	7,826	7,548	6,382
Adjusted EBITDA	13,358	12,524	11,797	11,236	10,385

Basic earnings per share	0.19	0.17	0.16	0.15	0.13
Diluted earnings per share	0.19	0.17	0.16	0.15	0.13

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018

North America	39,216	38,149	34,974	36,734	34,606
Europe	33,881	32,193	30,850	30,611	32,518
Asia Pacific	3,515	3,670	3,140	3,480	3,305
South Africa	2,917	2,775	4,469	2,412	2,113

Total	79,529	76,787	73,433	73,237	72,542

Adjusted Free Cash-Flow
U.S. dollars in thousands

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018

Cash-flow from operating activities	15,507	10,550	11,509	6,370	658
Increase in capitalized software development costs	(1,570)	(1,392)	(1,382)	(1,308)	(1,293)
Capital expenditures	(1,079)	(641)	(204)	(831)	(402)
Free cash-flow	12,858	8,517	9,923	4,231	(1,037)

Cash payments attributed to acquisition-related costs(*) (**)	1,692	1,608	790	-	256

Adjusted free cash-flow	14,550	10,125	10,713	4,231	(781)

(*) Included in cash-flow from operating activities

(**) Acquisition-related payments pertain to payments on behalf of M&A agreements related to future performance targets and retention criteria, as well as third-party services, such as, tax, accounting and legal rendered until the acquisition date.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Six months ended
	June 30		June 30
	2019	2018	2019	2018

GAAP operating profit	9,454	4,928	17,531	9,625

Non-GAAP adjustments:
Amortization of capitalized software	1,390	1,152	2,731	2,407
Amortization of other intangible assets	2,490	2,754	4,981	5,587
Capitalization of software development	(1,570)	(1,293)	(2,962)	(2,470)
Stock-based compensation	288	499	741	1,086
Acquisition-related costs	529	1,157	1,310	1,735
Valuation adjustment on acquired deferred revenue	-	378	-	468

Non-GAAP operating profit	12,581	9,575	24,332	18,438

Depreciation	777	810	1,550	1,892

Adjusted EBITDA	13,358	10,385	25,882	20,330

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2019	2018
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	77,282	64,628
Trade receivables, net and unbilled receivables	58,827	59,159
Other receivables and prepaid expenses	7,615	6,224

Total current assets	143,724	130,011

LONG-TERM ASSETS
Property and equipment, net	9,264	8,515
Severance pay fund	4,941	4,699
Goodwill and intangible assets, net	230,069	231,348
Operating lease right-of-use assets	54,106	-
Other long-term assets	4,885	4,292

Total long-term assets	303,265	248,854

TOTAL ASSETS	446,989	378,865

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	6,491	6,149
Current maturities of Series B Debentures	9,898	9,898
Accrued expenses and other liabilities	49,390	46,999
Current maturities of operating lease liabilities	8,107	-
Deferred revenue	22,782	18,057

Total current liabilities	96,668	81,103

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	58,763	68,577
Deferred tax liabilities	9,692	11,681
Other long-term liabilities	7,723	9,398
Long-term operating lease liabilities	48,105	-
Accrued severance pay	5,946	5,622

Total long-term liabilities	130,229	95,278

EQUITY	220,092	202,484

TOTAL LIABILITIES AND EQUITY	446,989	378,865

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the six months ended June 30,
	2019	2018
	(unaudited)	(unaudited)

Cash flows from operating activities:
Net income	12,042	4,957
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation and amortization	9,262	9,886
Accretion of discount on Series B Debentures	84	94
Capital gain from sale of property and equipment	(129)	-
Stock-based compensation related to options issued to employees	741	1,086

Net changes in operating assets and liabilities, net of amount acquired:
Trade receivables, net and unbilled receivables	712	(2,416)
Deferred tax assets	(1,435)	(300)
Other operating assets	(356)	(886)
Trade payables	190	(4,853)
Other operating liabilities	152	(4,691)
Deferred revenues	4,760	6,888
Severance pay	34	56

Net cash provided by operating activities	26,057	9,821

Cash flows from investing activities:
Purchase of property and equipment	(1,720)	(879)
Investment in deposit	(1,119)	-
Payments for business acquisition, net of cash acquired	-	(18,203)
Proceeds from sale of property and equipment	821	-
Capitalized software development costs	(2,962)	(2,470)

Net cash used in investing activities	(4,980)	(21,552)

Cash flows from financing activities:
Proceeds from employee stock options exercised	78	128
Repayment of Series B Debentures	(9,898)	-
Repayment of loan	(4)	(27)
Payment of contingent considerations	(120)	(61)
Dividend to non-controlling interest	(66)	(47)

Net cash provided by financing activities	(10,010)	(7)

Effect of exchange rate changes on cash and cash equivalents	1,587	(522)

Increase (decrease) in cash and cash equivalents	12,654	(12,260)
Cash and cash equivalents at the beginning of period	64,628	71,467

Cash and cash equivalents at the end of period	77,282	59,207

Debentures Covenants

As of June 30, 2019, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures that it issued in September 2017, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders' equity (excluding minority interest): above $120 million.
●	Actual shareholders’ equity equal to $219 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company's Series B Debentures) bellow 65%.
●	Actual ratio of net financial indebtedness to net capitalization equal to -3.51%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.
●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to -0.15.